                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. ________)*


                                QUEPASA.COM, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    74833W107
                                 (CUSIP Number)

                            WILLIAM M. ELLIOTT, ESQ.
                             GATEWAY COMPANIES, INC.
                             4545 TOWNE CENTRE COURT
                               SAN DIEGO, CA 92121
                                  (858)799-3401
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 30, 2000
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     -------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74833W107                    13D                    Page 2 of 33 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    GATEWAY COMPANIES, INC. IRS No. 46-0431398
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)                                                        [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

--------------------------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER          1,428,571
   SHARES
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                8   SHARED VOTING POWER              -0-
--------------------------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER     1,428,571
--------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER         -0-
--------------------------------------------------------------------------------
               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON                     1,912,066
--------------------------------------------------------------------------------
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*
--------------------------------------------------------------------------------
               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.9%
--------------------------------------------------------------------------------
               14   TYPE OF REPORTING PERSON*  CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the "Common Stock"), of quepasa.com, inc., a Nevada corporation (the "Issuer"). Gateway Companies, Inc., a Delaware corporation ("Gateway"), has acquired 1,428,571 shares of Common Stock and has an option (the "Gateway Option") to acquire an additional 483,495 shares of Common Stock on or before May 30, 2000 at a Purchase Price per share of $7 per share. The principal executive offices of the Issuer are located at One Arizona Center, 400 East Van Buren, Phoenix, Arizona 85004.

Item 2. Identity and Background.

This statement is being filed by Gateway, which is a corporation organized under the laws of the State of Delaware. Its principal business and executive office is located at 4545 Towne Centre Court, San Diego, California 92121. Information in this schedule is also being disclosed by (i) the directors and executive officers of Gateway, (ii) Gateway, Inc., a Delaware corporation and 100% parent of Gateway ("Gateway, Inc."), and (iii) the directors and executive officers of Gateway, Inc., all of whom are set forth on Appendix A attached hereto and incorporated herein by reference. Gateway, Inc.'s principal business and executive office is located at 4545 Towne Centre Court, San Diego, California 92121.

Gateway is a leading direct marketer of personal computers and related products and services. Gateway develops, manufactures, markets and supports a broad line of desktop and portable PCs, digital media (convergence) PCs, servers, workstations and PC-related products used by individuals, families, businesses, government agencies and educational institutions.

None of Gateway nor any other person disclosed in response to this Item 2 has during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 30, 2000, pursuant to a Stock Purchase and Investor Rights Agreement (the "Stock Purchase Agreement"), Gateway acquired 1,428,571 shares of Common Stock for $7 per share or an aggregate total amount of $10 million. The source of the funds for the purchase price was Gateway's working capital. Gateway did not acquire any of the Common Stock with borrowed funds.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by the text of such agreement which is attached hereto as Exhibit 1 and which is incorporated herein by this reference.

Item 4. Purpose of Transaction.

Gateway acquired the Common Stock and if exercised, the Common Stock issuable upon exercise of the Gateway Option, as an investment. The persons other than Gateway described in Item 2 do not own any shares of the Issuer.

Except as set forth in this Item 4, none of Gateway nor any other person disclosed in response to Item 2 has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Gateway expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer's Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, Gateway reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, Gateway may, subject to applicable securities laws, at any time and from time to time acquire additional shares of the Issuer's Common Stock or securities convertible or exchangeable for the Issuer's Common Stock in public or private transactions; dispose of shares of the Issuer's Common Stock or other securities convertible or exchangeable for the Issuer's Common Stock in public or private transactions; and/or enter into privately negotiated derivative transactions with one or more parties to hedge the market risk of some or all of its positions in the Issuer's Common Stock or such other securities. Any such transactions may be effected at any time and from time to time.

Item 5. Interest in Securities of the Issuer.

On March 30, 2000, Gateway and the Issuer entered into the Stock Purchase Agreement, whereby Gateway acquired 1,428,571 shares of Common Stock at a price per share of $7. In connection with the transaction, the Issuer granted Gateway the Gateway Option to acquire an additional 483,495 shares at a price per share of $7. Due to the possibility that it may exercise the Gateway Option, Gateway may be deemed to presently be the beneficial owner of additional shares of the Common Stock pursuant to Exchange Act Rule 13d-3(d)(1)(i)(B). Gateway's beneficial ownership of the Common Stock represents approximately 9.9% of the Issuer's outstanding Common Stock (including the Common Stock deemed to be beneficially held by Gateway as a result of exercise of the Gateway Option) based upon the outstanding shares of Common Stock set forth in the Issuer's Form 10-K file with the Securitiies and Exchange Commission on March 30, 2000. Other than Gateway, Inc. through its ownership of Gateway, no other person disclosed in response to Item 2 beneficially owns any shares of the Issuer's Common Stock.

Gateway has sole voting power and sole dispositive power of the Common Stock that it holds, and, upon exercise of the Gateway Option, will have sole voting and dispositive power of the Common Stock it holds as a result of such exercise. In the last sixty days, none of Gateway nor any other person disclosed in response to Item 2 has been a party to any transaction in the Common Stock. Gateway knows of no other person that has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Stock Purchase Agreement, Gateway received the Gateway Option and a right of first refusal with respect to future issuances of securities by the Issuer. The Issuer also gave Gateway certain demand and piggy-back registration rights with respect to the Common Stock issued to Gateway under the Common Stock Agreement and the Common Stock issuable to Gateway upon exercise of the Option.

Except as disclosed in this Item 6, none of Gateway nor any other person disclosed in response to Item 2 is a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing descriptions of the Stock Purchase Agreement is qualified in its entirety by the text of such agreement which is attached hereto as Exhibit 1 and which is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

     The information set forth in the Exhibit Index is incorporated herein by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2000                GATEWAY COMPANIES, INC.


                                     By:/s/ John J. Todd
                                        -----------------
                                        John J. Todd
                                        Senior Vice President and
                                        Chief Financial Officer

                                  SCHEDULE 13D

                              VITECH AMERICA, INC.,
                                     ISSUER


                                   APPENDIX A

       NAME            PRESENT PRINCIPAL            GATEWAY,        GATEWAY,       GATEWAY     GATEWAY
  CITIZENSHIP(1)          OCCUPATION                  INC.            INC.        COMPANIES,  COMPANIES,
    ADDRESS(2)                                   EXEC. OFFICER    EXEC. OFFICER     INC.         INC.
                                                                                  DIRECTOR    DIRECTOR
--------------------------------------------------------------------------------------------------------
THEODORE W. WAITT    Chairman of the Board                             X

JEFFREY WEITZEN      President and                     X               X              X           X
                      Chief Executive Officer
DAVID J. ROBINO      Vice Chairman                     X                              X

VAN M. ANDREWS       Senior Vice President,                                           X
                      Gateway Business
PETER B. ASHKIN      Senior Vice President,            X
                      Chief Technology Officer
R. TODD BRADLEY      Executive Vice President,                                        X
                      Global Operations
JOSEPH J. BURKE      Senior Vice President,                                           X
                      Global Business Development
WILLIAM M. ELLIOTT   Senior Vice President,            X                              X          X
                      General Counsel and Secretary
MICHAEL D. HAMMOND   Senior Vice President,                                           X
                      Manufacturing

JOHN J. TODD         Senior Vice President and         X                              X          X
                      Chief Financial Officer
GEORGE H. KRAUSS     Director                                         X
                      (attorney with law firm of
                      Kutak Rock)
RICHARD D. SNYDER    Director                                         X
                      (President - Avalon
                      Investments, Inc.)
Douglas L. Lacey     Director                                         X
                      (Partner in accounting firm
                      of Nichols, Rise & Company,
                      L.L.P.)
CHARLES G. CAREY     Director                                         X
                      (Chairman of the Board and
                      Chief Executive Officer of
                      Fox Television Division of
                      Fox Inc. and Co-Chief
                      Operating Officer of News
                      Corporation)
James F. McCann      Director                                         X
                      (President of 1-800-FLOWERS)

     (1)  All are United States citizens.
     (2)  All addresses are 4545 Towne Centre Court, San Diego, CA 92101.

Exhibit Index

1. Stock Purchase and Investor Rights Agreement dated March 30, 2000.

                                       9